June 12, 2015

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:	H. Roger Schwall, Assistant Director
Anuja A. Majmudar, Attorney-Advisor

Re:	TransAtlantic Petroleum Ltd. (the “Company”) Registration Statement on Form S-3 Filed May 21, 2015 File No. 333-204376

Dear Mr. Schwall and Ms. Majmudar:

On behalf of the Company, reference is made to the letter dated June 5, 2015 (the “Comment Letter”) from the staff of the United States Securities and Exchange Commission (the “Staff”) regarding the Company’s Registration Statement on Form S-3, filed May 21, 2015 with the Securities and Exchange Commission (the “Commission”). The following is the Company’s response to the Comment Letter. The Company’s response to the Comment Letter is numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s responses thereto set forth immediately under such comments.

Registration Statement on Form S-3

1.	We note that in footnote (1) to your Calculation of Registration Fee table you make reference to “units.” However, it does not appear that you are registering units. In this regard, we note that you are registering common shares, undesignated shares, warrants and debt securities. If you intend to register the units as well, please revise the registration fee table to register the units and include disclosure regarding the units you are registering. Alternatively, please revise your disclosure in footnote (1) to remove the reference to units.

Response:

The Company has removed the reference to units in footnote 1 to the Calculation of Registration Fee table in accordance with this comment.

* * * * *

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America. If you have any further comments or questions concerning this response, please contact me at the number below.

Very truly yours,

/s/ Wil F. Saqueton

Wil F. Saqueton
Direct Phone Number: (214) 265-4743
Direct Fax Number: (214) 265-4743
Wil.Saqueton@tapcor.com

cc:	Garrett A. DeVries, Akin Gump Strauss Hauer & Feld LLP